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                           May 15, 2023

       Sandeep Mathrani
       Director and Chief Executive Officer
       WeWork Inc.
       75 Rockefeller Plaza, 10th Floor
       New York, NY 10019

                                                        Re: WeWork Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2023
                                                            File No. 333-271723

       Dear Sandeep Mathrani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Isabel
Rivera at 202-551-3518 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Kerry Shannon Burke